FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

Commission File Number: 001-32993

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

No. 6 Hai Dian Zhong Street

Haidian District

Beijing 100080, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Oriental Education & Technology Group Inc.

By:	/s/ Louis T. Hsieh
Name:	Louis T. Hsieh
Title:	Chief Financial Officer

Date: July 18, 2008

3

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Exhibit 99.1

New Oriental Announces Results for the Fourth Quarter and Fiscal Year

Ended May 31, 2008

Quarterly Net Revenues Increased by 62.5% Year-Over-Year

Quarterly Net Income Increased by 214.6% Year-Over-Year

Quarterly Net Income Excluding Share-Based Compensation Expenses (non-GAAP) Increased

by 513.2% Year-Over-Year

Fiscal Year Net Revenues Increased by 51.6% Year-Over-Year

Fiscal Year Net Income Increased by 71.4% Year-Over-Year

Fiscal Year Net Income Excluding Share-Based Compensation Expenses (non-GAAP)

Increased by 73.7% Year-Over-Year

Beijing, July 17, 2008 –New Oriental Education and Technology Group Inc. (the “Company”) (NYSE: EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended May 31, 2008.

Highlights for the Fourth Fiscal Quarter Ended May 31, 2008

•	Total net revenues for the quarter increased by 62.5% year-over-year to US$40.2 million from US$24.7 million.

•

Net income for the quarter increased year-over-year to US$1.8 million from a net loss of US$1.5 million; and net income excluding share-based compensation expenses (non-GAAP) increased by 513.2% year-over-year to US$4.5 million from US$0.7 million.

•

Loss from operations for the quarter decreased year-over-year by 94.0% to US$0.2 million from US$3.5 million; and income from operations excluding share-based compensation expenses (non-GAAP) increased to US$2.5 million from a loss of US$1.2 million.

•

Basic and diluted earnings per ADS for the quarter were US$0.05 and US$0.05, respectively. Excluding share-based compensation expenses (non-GAAP), basic and diluted earnings per ADS for the quarter were US$0.12 and US$0.12, respectively. Each ADS represents four common shares of the Company.

Highlights for the Fiscal Year Ended May 31, 2008

•	Total net revenues for the fiscal year increased by 51.6% year-over-year to US$201.0 million from US$132.6 million.

•

Net income for the fiscal year increased by 71.4% year-over-year to US$49.0 million from US$28.6 million; and net income excluding share-based compensation expenses (non-GAAP) increased by 73.7% year-over-year to US$57.8 million from US$33.2 million.

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•

Income from operations for the fiscal year increased by 73.8% year-over-year to US$45.3 million from US$26.1 million; and income from operations excluding share-based compensation expenses (non-GAAP) increased by 75.9% year-over-year to US$54.1 million from US$30.7 million.

•

Basic and diluted earnings per ADS for the fiscal year were US$1.31 and US$1.25, respectively. Excluding share-based compensation expenses (non-GAAP), basic and diluted earnings per ADS for the fiscal year were US$1.54 and US$1.48, respectively.

•	Total student enrollments in language training and test preparation courses for the fiscal year increased by 19.1% year-over-year to approximately 1,271,700 from approximately 1,068,000.

•

The total number of schools and learning centers increased to 207 as of May 31, 2008 from 130 as of May 31, 2007. We opened 3 new schools in the quarter to bring the total to 41 as of May 31, 2008, up from 38 as of February 29, 2008. The number of learning centers increased by 23 in the quarter to 166 as of May 31, 2008, up from 143 as of February 29, 2008.

“We are pleased to finish our 2008 fiscal year on a strong note with substantial fourth fiscal quarter revenue and profit growth,” said Michael Yu, New Oriental’s chairman and chief executive officer. “During the quarter, we continued to grow our ‘New Oriental U Can’ all-subjects middle and high school training program after its initial launch in last fiscal quarter. We have rolled out U-Can programs in more than 20 cities throughout China with enrollments of more than 7,000 in non-English subject classes in the fourth fiscal quarter, despite an enrollment slowdown in May following the Sichuan earthquake. We are confident that U-Can, along with English language training and overseas test preparation, will drive New Oriental’s growth in the years ahead.”

“We also successfully executed on our expansion plan in the fourth fiscal quarter by opening a total of three new schools in the cities of Lanzhou, Huangshi and Ningbo. To further capture the strong demand for our programs and services in existing markets, we also added a net 23 new learning centers during the quarter. Including these new schools and learning centers, we added a total of 77 facilities in fiscal year 2008, consisting of 6 schools and 71 learning centers,” Mr. Yu added.

New Oriental’s chief financial officer, Louis T. Hsieh, stated:

We are pleased to report record financial results for the fourth fiscal quarter and full 2008 fiscal year. Our fourth fiscal quarter net revenues were up 62.5% year-over-year to US$40.2 million, and non-GAAP net income was up over 500% from the year ago period to US$4.5 million. For the 2008 fiscal year, we increased net revenues 51.6% year-over-year to over US$201.0 million, and non-GAAP net income increased 73.7% year-over-year to US$57.8 million. Despite opening a record 77 schools

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and learning centers in fiscal year 2008, we continued to demonstrate the leveragability of our business model with strong margin improvements: (i) gross margins increased to 61.6% for FY2008, from 59.5% for FY2007, (ii) non-GAAP operating margins increased to 26.9% for FY2008, from 23.2% for FY2007, and (iii) non-GAAP net income margins increased to 28.7% for FY2008, from 25.1% for FY2007.

Our strong student enrollment growth in language training and test preparation courses continued in fiscal year 2008 with over 1,271,000 enrollments, an increase of over 200,000 enrollments, or 19.1%, from fiscal year 2007. We achieved record student enrollments for the fiscal year despite a 2.8% decrease to 305,200 student enrollments for the fourth fiscal quarter due to (i) the slowdown in May following the Sichuan earthquake; (ii) the slowdown in our Beijing School due to uncertainties surrounding housing, transportation and travel logistics for the summer of 2008 as Beijing prepares to host the Olympic Games; and (iii) the difficult year-over-year comparison with the fourth fiscal quarter of 2007 when student enrollments were up 31.5% to over 314,000 from the previous year. A portion of last year’s fourth fiscal quarter enrollments would normally have been recorded in the third fiscal quarter ended February 28, 2007, but were instead pushed into the fourth fiscal quarter of 2007 due to the late timing of the Chinese New Year holiday in 2007 (on February 18, 2007), which was two to three weeks later than normal.

In response to numerous inquiries from investors and research analysts, in early June 2008 New Oriental issued a press release discussing the potential impact to the company’s business as a result of the Sichuan earthquake and the Olympic Games. In that press release the Company stated it was hopeful of a June rebound in student enrollments and revenues. New Oriental is pleased to report that we did indeed witness a strong recovery in student enrollments and revenues in June and the first two weeks of July 2008 ended July 13. “Cash Proceeds” (tuition fees paid by students in cash when they register for classes and recognized proportionately as revenue as the instructions are delivered) for the past six weeks ended July 13, 2008 were approximately US$60 million, an increase of approximately 50% from approximately US$40 million in the corresponding period of 2007. The Beijing School has also rebounded in the same six week period with Cash Proceeds up approximately 47% to US$14.6 million. New Oriental’s school in Chengdu, closest to the Sichuan earthquake epicenter, is fully operational with 6 learning centers and has also recovered in the same six week period with Cash Proceeds up approximately 32% to US$1.4 million as compared to the year ago period.

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Recent Developments

On June 24, 2008, New Oriental and Intuto Ltd., a New Zealand-based e-learning solutions provider, formed a strategic partnership to co-develop and update custom learning materials tailored to New Oriental’s existing IELTS courses. International English Language Testing System, or IELTS, is used throughout the world to assess the language ability of second language speakers planning to live, work, or study in English speaking countries. Under the agreement, Intuto will work with New Oriental’s instructors to develop a line of English language learning materials, including textbooks, to address the four skills in the IELTS exam: reading, writing, speaking, and listening of the English language. Furthermore, New Oriental has the rights under this contract to develop its own IELTS courses and exercises via New Oriental’s Koolearn.com online learning platform based on this in-classroom material.

Financial Results for the Fiscal Quarter Ended May 31, 2008

For the fourth fiscal quarter of 2008, New Oriental reported net revenues of US$40.2 million, representing a 62.5% increase year-over-year.

Net revenues from educational programs and services for the fourth fiscal quarter were US$35.2 million, representing a 60.9% increase year-over-year.

Total operating costs and expenses for the quarter were US$40.4 million, a 43.2% increase year-over-year; excluding share-based compensation expenses (non-GAAP), operating costs and expenses for the quarter were US$37.6 million, a 45.2% increase year-over-year.

Cost of revenues for the quarter were US$17.7 million, a 50.9% increase year-over-year, primarily due to the increased number of courses offered and the greater number of schools and learning centers in operation.

Selling and marketing expenses for the quarter were US$7.5 million, a 49.9% increase year-over-year, primarily due to the headcount for the selling and marketing department, which includes registration verification personnel, increasing by 330 over the year ago period as the company added 77 new schools and learning centers in fiscal year 2008.

General and administrative expenses for the quarter were US$15.2 million, a 32.5% increase year-over-year; excluding share-based compensation expenses (non-GAAP), general and administrative expenses for the quarter were US$12.7 million, a 33.7% increase year-over-year, primarily due to increased headcount as the company further expanded its operations.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, increased to US$2.7 million in the fourth quarter of fiscal year 2008 from US$2.3 million in the year ago period.

Loss from operations for the quarter was US$0.2 million, a 94.0% decrease from US$3.5 million in the year ago period, and income from operations excluding share-based compensation expenses (non-GAAP) for the quarter was US$2.5 million, compared to a loss of US$1.2 million in the year ago period.

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Operating margin for the quarter was negative 0.5%, compared to negative 14.1% in the corresponding period of the previous year. Excluding share-based compensation expenses (non-GAAP), operating margin for the quarter was 6.3%, compared to negative 4.9% in the corresponding period of the prior year. This increase was primarily due to the improved operating efficiency as revenue growth outpaced the growth in operating costs and expenses.

Net income for the quarter was US$1.8 million, compared to a net loss of US$1.5 million. Basic and diluted earnings per ADS were US$0.05 and US$0.05, respectively. Excluding share-based compensation expenses (non-GAAP), net income for the quarter was US$4.5 million, a 513.2% increase year-over-year. Basic and diluted earnings per ADS excluding share-based compensation expenses (non-GAAP) were US$0.12 and US$0.12, respectively.

Capital expenditures for the quarter were US$2.5 million which was primarily used to add the 3 new schools and a net of 23 new learning centers in the quarter.

As of May 31, 2008, New Oriental had cash and cash equivalents of US$208.4 million, as compared to US$230.1 million as of February 29, 2008. Net operating cash flow for the fourth quarter of fiscal year 2008 was US$23.9 million. The decrease in the cash balance was due to the Company’s share buyback plan of one million ADS which was announced on February 14, 2008. The Company has now completed the one million ADS buyback program.

The deferred revenue balance (cash collected from registered students for courses and recognized proportionately as revenue as the instructions are delivered) at the end of the quarter was US$59.2 million, an increase of 37.0% as compared to US$43.2 million at the end of the fourth fiscal quarter 2007.

Financial Results for the Fiscal Year Ended May 31, 2008

For the fiscal year ended May 31, 2008 New Oriental reported net revenues of US$201.0 million, representing a 51.6% increase year-over-year.

Total student enrollments in language training and test preparation courses in the fiscal year ended May 31, 2008 increased by 19.1% to approximately 1,271,700 from approximately 1,068,000 in the fiscal year ended May 31, 2007.

Income from operations for the fiscal year ended May 31, 2008 was US$45.3 million, a 73.8% increase year-over-year. Income from operations excluding share-based compensation expenses (non-GAAP) for the fiscal year ended May 31, 2008 was US$54.1 million, a 75.9% increase year-over-year.

Operating margin for the fiscal year ended May 31, 2008 was 22.6%, compared to 19.7% for the fiscal year ended May 31, 2007; excluding share-based compensation expenses (non-GAAP), operating margin for the fiscal year ended May 31, 2008 was 26.9%, compared to 23.2% for the fiscal year ended May 31, 2007.

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Net income for the fiscal year ended May 31, 2008 was US$49.0 million, a 71.4% increase year-over-year. Basic and diluted earnings per ADS for the fiscal year ended May 31, 2008 amounted to US$1.31 and US$1.25, respectively.

Net income excluding share-based compensation expenses (non-GAAP) for the fiscal year ended May 31, 2008 was US$57.8 million, a 73.7% increase year-over-year. Basic and diluted earnings per ADS excluding share-based compensation expenses (non-GAAP) for the fiscal year ended May 31, 2008 were US$1.54 and US$1.48, respectively.

Outlook for the First Fiscal Quarter of 2009

New Oriental expects its total net revenues in the first quarter of fiscal year 2009 (June 1, 2008 to August 31, 2008) to be in the range of US$103.8 million to US$109.5 million, representing year-over-year growth in the range of 28% to 35%, respectively. This preliminary forecast could be negatively impacted by the Olympic Games which will take place August 8 to 24 during the middle of New Oriental’s August term, due to potential travel and transportation logistics arrangements in Beijing and potential distractions as the nation and the World enjoy the Olympic Games. This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call on July 17, 2008 at 8 AM U.S. Eastern Time (8 PM Beijing/Hong Kong time, 1 PM BST).

Dial-in details for the earnings conference call are as follows:

US:	+1-617-597-5313
Hong Kong:	+852-3002-1672
UK:	+44-207-365-8426

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “New Oriental earnings call.”

A replay of the conference call may be accessed by phone at the following number until July 24, 2008:

International:	+1-617-801-6888
Passcode:	37508821

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

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About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents four common shares, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://english.neworiental.org.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for first quarter of fiscal year 2009 and quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, results of operations and financial condition; our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; and Chinese governmental policies relating to private educational services and providers of such services. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

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About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses, income from operations excluding share-based compensation expenses, operating costs and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses and basic and diluted earnings per ADS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental computes its non-GAAP financial measures using the same consistent method from quarter to quarter. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income excluding share-based compensation expenses, and basic and diluted earnings per share and per ADS excluding share-based compensation expenses is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

In China:

Ms. Sisi Zhao

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New Oriental Education and Technology Group Inc.
Tel:	+86-10-6260-5566 x8203
Email:	zhaosisi@staff.neworiental.org

Mr. Derek Mitchell
Ogilvy Financial, Beijing
Tel:	+86-10-8520-6284
Email:	derek.mitchell@ogilvy.com

In the United States:

Mr. Jeremy Bridgman
Ogilvy Financial, New York
Tel:	+1 (212) 880-5363
E-mail:	jeremy.bridgman@ogilvypr.com

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of May 31 2008	As of February 29 2008
	(Unaudited)	(Unaudited)
	USD	USD
ASSETS:
Current assets:
Cash and cash equivalents	208,440	230,090
Restricted cash	503	490
Term deposits	52,951	29,998
Accounts receivable, net	880	1,157
Inventory	10,693	9,365
Prepaid expenses and other current assets	13,015	10,161

Total current assets	286,482	281,261
Property, plant and equipment, net	103,098	99,519
Land use right, net	3,509	3,443
Amounts due from related parties	—	20
Deferred tax assets	1,399	1,002
Deposits for business acquisition of Mingshitang	2,017	—
Trade mark	236	230
Long term investment	2	2

Total assets	396,743	385,477

LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable-trade	7,033	8,059
Accrued expenses and other current liabilities	28,879	23,361
Income tax payable	2,755	5,312
Amount due to related parties	6	13
Deferred revenue	59,213	35,794

Total current liabilities	97,886	72,539
Total liabilities	97,886	72,539

Minority interest	177	186

Total shareholders’ equity	298,680	312,752

Total liabilities, minority interest and shareholders’ equity	396,743	385,477

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended May 31
	2008	2007
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:
Educational Programs and services	35,226	21,897
Books and others	4,942	2,817

Total net revenues	40,168	24,714

Operating costs and expenses (note 1):
Cost of revenues	17,669	11,709
Selling and marketing	7,492	4,997
General and administrative	15,215	11,487

Total operating costs and expenses	40,376	28,193

Operating loss	(208)	(3,479)

Other income, net	1,119	1,919
Provision for income taxes	806	(14)
Minority interest, net of taxes	45	37

Net Income (loss)	1,762	(1,537)

Net income (loss) per share-basic	0.01	(0.01)

Net income (loss) per share-diluted	0.01	(0.01)

Net income (loss) per ADS-basic (note 2)	0.05	(0.04)

Net income (loss) per ADS-diluted (note 2)	0.05	(0.04)

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Three Months Ended May 31
	2008	2007
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	206	231
Selling and marketing	41	66
General and administrative	2,498	1,975

Total	2,745	2,272

Note 2: Each ADS represents four common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST

COMPARABLE GAAP MEASURES

(In thousands except share and per ADS amounts)

	For the Three Months Ended May 31
	2008	2007
	(Unaudited) USD	(Unaudited) USD
General and administrative expenses	15,215	11,487
Share-based compensation expense in general and administrative expenses	2,498	1,975
Non-GAAP general and administrative expenses	12,717	9,512

Total operating costs and expenses	40,376	28,193
Share-based compensation expenses	2,745	2,272
Non-GAAP operating costs and expenses	37,631	25,921

Operating loss	(208)	(3,479)
Share-based compensation expenses	2,745	2,272
Non-GAAP operating income (loss)	2,537	(1,207)

Operating margin	-0.5%	-14.1%
Non-GAAP operating margin	6.3%	-4.9%

Net income (loss)	1,762	(1,537)
Share-based compensation expense	2,745	2,272
Non-GAAP net income	4,507	735

Net income (loss) per ADS—basic (note 1)	0.05	(0.04)
Net income (loss) per ADS—diluted (note 1)	0.05	(0.04)

Non-GAAP net income per ADS—basic (note 1)	0.12	0.02
Non-GAAP net income per ADS—diluted (note 1)	0.12	0.02

Weighted average shares used in calculating basic net income per ADS (note 1)	149,975,585	152,004,707
Weighted average shares used in calculating diluted net income per ADS (note 1)	155,980,034	152,004,707
Weighted average shares used in calculating basic non-GAAP net income per ADS (note 1)	149,975,585	152,004,707
Weighted average shares used in calculating diluted non-GAAP net income per ADS (note 1)	155,980,034	158,618,688

Note 1: Each ADS represents four common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Year Ended May 31
	2008	2007
	(Unaudited) USD	(Unaudited) USD
Net Revenues:
Educational Programs and services	183,917	123,543
Books and others	17,086	9,060

Total net revenues	201,003	132,603

Operating costs and expenses (note 1):
Cost of revenues	77,219	53,744
Selling and marketing	25,617	16,549
General and administrative	52,832	36,218

Total operating costs and expenses	155,668	106,511

Operating income	45,335	26,092

Other income, net	7,149	4,209

Provision for income taxes	(3,644)	(1,830)
Minority interest, net of taxes	173	128

Net Income	49,013	28,599

Net income per share-basic	0.33	0.21

Net income per share-diluted	0.31	0.20

Net income per ADS-basic (note 2)	1.31	0.85

Net income per ADS-diluted (note 2)	1.25	0.80

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Year Ended May 31
	2008	2007
	(Unaudited) USD	(Unaudited) USD
Cost of revenues	707	277
Selling and marketing	226	109
General and administrative	7,808	4,262

Total	8,741	4,648

Note 2: Each ADS represents four common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST

COMPARABLE GAAP MEASURES

(In thousands except share and per ADS amounts)

	For the Year Ended May 31
	2008	2007
	(Unaudited) USD	(Unaudited) USD
General and administrative expenses	52,832	36,218
Share-based compensation expense in general and administrative expenses	7,808	4,262
Non-GAAP general and administrative expenses	45,024	31,956

Total operating costs and expenses	155,668	106,511
Share-based compensation expenses	8,741	4,648
Non-GAAP operating costs and expenses	146,927	101,863

Operating income	45,335	26,092
Share-based compensation expenses	8,741	4,648
Non-GAAP operating income	54,076	30,740

Operating margin	22.6%	19.7%
Non-GAAP operating margin	26.9%	23.2%

Net income	49,013	28,599
Share-based compensation expense	8,741	4,648
Non-GAAP net income	57,754	33,247

Net income per ADS—basic (note 1)	1.31	0.85
Net income per ADS—diluted (note 1)	1.25	0.80

Non-GAAP net income per ADS—basic (note 1)	1.54	0.98
Non-GAAP net income per ADS—diluted (note 1)	1.48	0.93

Weighted average shares used in calculating basic net income per ADS (note 1)	149,992,200	135,326,711
Weighted average shares used in calculating diluted net income per ADS (note 1)	156,449,101	143,202,314
Weighted average shares used in calculating basic non-GAAP net income per ADS (note 1)	149,992,200	135,326,711
Weighted average shares used in calculating diluted non-GAAP net income per ADS (note 1)	156,449,101	143,202,314

Note 1: Each ADS represents four common shares.